UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with paragraph 4 of article 157 of Law No. 6.404/76 and the provisions of CVM Instruction No. 358/02, in addition to the Material Fact dated July 27, 2021 hereby informs its shareholders and the market in general:

(i)	the settlement and receipt of the proceeds of the international offering of US$880,000,000 in aggregate principal amount of its 8.750% Senior Secured Notes due 2026 (the “Notes”), issued by its wholly-owned subsidiary, Oi Móvel S.A. – In Judicial Reorganization (“Oi Móvel”); and

(ii)	the repayment of Oi Móvel’s R$2,500 million of senior secured debentures due January 2022 (including accrued interest and applicable withholding tax).

The transaction constitutes another stage in the restructuring process of Oi and its subsidiaries undergoing judicial reorganization (“Reorganization Companies”), in line with the Judicial Reorganization Plan as amended and the Strategic Transformation Plan, with the objective of optimizing operations and increasing results of the Reorganization Companies and other direct and indirect subsidiaries of Oi.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.

The Company will keep its shareholders and the market informed of any relevant development of the subject object of this Notice to the Market.

Rio de Janeiro, July 30, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer